

October 10, 2017

<u>Via E-mail</u>
Mr. Joseph W. Craft III
Chief Executive Officer
Alliance Holdings GP, L.P.
1717 South Boulder Avenue, Suite 400
Tulsa, OK 74119

> **Re:** **Alliance Holdings GP, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2017**
> **File No. 000-51952**

Dear Mr. Craft:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2017
Notes to Condensed Consolidated Financial Statements
1. Organization and Presentation
Exchange Transaction, page 5

1. You disclose in Note 1 that on July 28, 2017, MGP contributed to ARLP all of its IDRs and its general partner interest in ARLP in exchange for 56,100,000 ARLP common units and a non-economic general partner interest in ARLP. You also disclose that in conjunction with this transaction and on the same economic basis as MGP, SGP also contributed to ARLP its 0.01% general partner interests in both ARLP and the Intermediate Partnership in exchange for 7,181 ARLP common units. In connection with this exchange transaction, ARLP amended its partnership agreement to reflect, among other things, cancellation of the IDRs and the economic general partner interest in ARLP and issuance of a non-economic general partner interest to MGP. Please tell us how you plan to account for this transaction in your consolidated financial statements and indicate

the relevant technical accounting literature that was applied in accounting for this transaction.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended June 30, 2017 Compared to Three Months Ended June 30, 2016, page 26
Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016, page 31

2. You disclose on pages 26 and 31 that your net earnings were impacted by an increased allocation of the ARLP Partnership's net income to AHGP due to increased quarterly cash distributions to AHGP from ARLP as a result of the Exchange Transaction. Please revise your discussion to clarify why the Exchange Transaction resulted in increased allocations of net earnings and increased quarterly cash distributions from the ARLP Partnership. Also, please revise to quantify the impact of these increased earnings allocations and distributions from the ARLP Partnership on your results of operations for the periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining